INTERNATIONAL STEM CELL CORPORATION
2595 Jason Court
Oceanside, California 92056
July 11, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	International Stem Cell Corporation
Registration Statement on Form SB-2
File No. 333-142048
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, International Stem Cell Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement may be declared effective on July 12, 2007, at 3:00 p.m., Eastern daylight time, or as soon thereafter as possible.
In connection with the is request, the Company hereby acknowledges its understanding of the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I would appreciate your confirmation by telephone or facsimile to Sheri M. Watts at Katten Muchin Rosenman LLP when this Registration Statement has become effective. Ms. Watts may be reached on (310) 788-4485 or by facsimile at (310) 712-8234.
Very truly yours,
/s/ William Adams
William Adams
Chief Financial Officer